Mr. David Forster
895 Pismo Street
San Luis Obispo, California 93401

30 October 2015

Reve Technologies, Inc.
300 S El Camino Real
San Clemente, California 92672

Re: Resignation of positions held in Reve Technologies, Inc. (BSSP)

To Whom It May Concern:

Effective November 1, 2015, close of business, I do hereby tender my resignation as President and Director of Reve Technologies, Inc. (f/k/a Bassline Productions, Inc.), as well as resignation from any and all other positions I hold in the Company.

It has been a pleasure serving the Company; I am resigning to pursue other full time opportunities in which I will be unable to dedicate any time to the governance of Reve Technologies.  There has been no event or occurrence that has predicated my resignation other than the pursuit of personal opportunities.

I will assist in the transition of change of control of the Company to the best of my ability.

With best regards,

/s/David Forster
David Forster